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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                  (Under the Securities Exchange Act of 1934)


                                 ebookers plc
--------------------------------------------------------------------------------
                               (Name of Issuer)


                 Ordinary Shares, nominal value 14 pence each
              American Depositary Shares, each representing the
                     right to receive two Ordinary Shares
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                ADSs: 278725106
                          Ordinary Shares: 32799E9Q2
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                 Eric J. Bock
                        Executive Vice President - Law
                            and Corporate Secretary
                              Cendant Corporation
                              9 West 57th Street
                           New York, New York 10019
                                (212) 413-1800

                                  Copies to:
       David Fox, Esq.                                     John Adebiyi
Skadden, Arps, Slate, Meagher                      Skadden, Arps, Slate, Meagher
        & Flom LLP                                          & Flom (UK), LLP
      4 Times Square                                       40 Bank Street
  New York, New York 10036                                  Canary Wharf
       (212) 735-3000                                  London E14 5DS, England
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 2, 2004
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240-13d-1(e), ss. 240.13d-1(f) or ss.240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
------------------------------------            --------------------------------
CUSIP No. Ordinary Shares: 32799E9Q2            Page    2     of    12   Pages
               ADSs: 278725106                        -----       ------
------------------------------------            --------------------------------

---------- ------------------------------------ --------------------------------
    1      NAME OF REPORTING PERSON             I.R.S. IDENTIFICATION NOS. OF
                                                ABOVE PERSONS (entities only):

           Cendant Corporation                  06-0918165
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)

           (b)
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC, BK
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [X]

---------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
---------- --------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES
                    -------- ---------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             27,036,778*
     OWNED BY
                    -------- ---------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             0
    REPORTING
                    -------- ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             27,036,778*
       WITH
---------- --------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           27,036,778*
---------- --------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                               [ ]

---------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           41.4%**
---------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           CO
---------- --------------------------------------------------------------------

*Amount consists of 27,036,778 ordinary shares (including 295,782 American Depositary Shares) outstanding on December 2, 2004 subject to the Irrevocables (as defined below). In addition, options to purchase ordinary shares held by directors of ebookers are also subject to Irrevocables, as more fully described in Item 4. On the basis of the number of ordinary shares outstanding on December 2, 2004, the number of ordinary shares issuable upon the exercise of options that are vested or will vest within 60 days of December 2, 2004 that are subject to Irrevocables is 3,711,421, including 3,265,921 ordinary shares issuable upon the exercise of Mr. Dinesh Dhamija's options to acquire shares equivalent to 5% of ebookers' outstanding ordinary shares as of the date prior to the date of exercise.

** The calculation of the foregoing percentage is based on the number of outstanding ordinary shares, 65,318,416, on December 2, 2004 as set forth in the Merger Agreement (as defined below).


                                   2 of 12

                                 SCHEDULE 13D
------------------------------------            --------------------------------
CUSIP No. Ordinary Shares: 32799E9Q2            Page    3     of    12   Pages
               ADSs: 278725106                        -----       ------
------------------------------------            --------------------------------

---------- ------------------------------------ --------------------------------
    1      NAME OF REPORTING PERSON             I.R.S. IDENTIFICATION NOS. OF
                                                ABOVE PERSONS (entities only):
           Cendant UK
           Acquisition Corporation
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)

           (b)
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           AF
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

---------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
---------- --------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES
                    -------- ---------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             27,036,778*
     OWNED BY
                    -------- ---------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             0
    REPORTING
                    -------- ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             27,036,778*
       WITH
---------- --------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           27,036,778*
---------- --------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                               [ ]

---------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           41.4%**
---------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           CO
---------- --------------------------------------------------------------------

*Amount consists of 27,036,778 ordinary shares (including 295,782 American Depositary Shares) outstanding on December 2, 2004 subject to the Irrevocables. In addition, options to purchase ordinary shares held by directors of ebookers are also subject to Irrevocables, as more fully described in Item 4. On the basis of the number of ordinary shares outstanding on December 2, 2004, the number of ordinary shares issuable upon the exercise of options that are vested or will vest within 60 days of December 2, 2004 that are subject to Irrevocables is 3,711,421, including 3,265,921 ordinary shares issuable upon the exercise of Mr. Dinesh Dhamija's options to acquire shares equivalent to 5% of ebookers' outstanding ordinary shares as of the date prior to the date of exercise.

** The calculation of the foregoing percentage is based on the number of outstanding ordinary shares, 65,318,416, on December 2, 2004 as set forth in the Merger Agreement.

                                   3 of 12

The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 1.  Security and Issuer.

         This statement on Schedule 13D (this "Statement") relates to the shares (the "Shares") of common stock (ordinary shares), nominal value 14 pence in capital each, of ebookers plc, an English company ("ebookers"). ebookers' principal executive offices are located at 25 Farringdon St, London EC4A 4AB, England.

Item 2.  Identity and Background.

         (a), (b), (c) and (f). The Statement is filed jointly by Cendant Corporation, a Delaware corporation ("Cendant"), and Cendant UK Acquisition Corporation, a Delaware corporation ("Acquirer"). The agreement between Cendant and the Acquirer relating to the joint filing of this Statement is attached as Exhibit 12 hereto.

         The address of Cendant's principal office and principal business is 9 West 57th Street, New York, New York 10019. The address of the Acquirer's principal office and principal business is 7 Sylvan Way, Parsippany, New Jersey 07054.

         Cendant is one of the foremost providers of travel and real estate services in the world. Cendant operates in six business segments--Real Estate Franchise and Operations, Mortgage Services, Hospitality Services, Travel Distribution Services, Vehicle Services and Marketing Services. Cendant businesses provide a wide range of consumer and business services which are intended to complement one another and create cross-marketing opportunities both within each segment and between segments. Cendant's Real Estate Franchise and Operations segment franchises the real estate brokerage businesses of four residential and one commercial brands, provides real estate brokerage services and facilitates employee relocations. Cendant's Mortgage Services segment provides home buyers with mortgage lending services and title, appraisal and closing services. Cendant's Hospitality Services segment sells and develops vacation ownership interests, provides consumer financing to individuals purchasing these interests, facilitates the exchange of vacation ownership interests, operates nine lodging franchise systems and markets vacation rental properties in Europe. Cendant's Travel Distribution Services segment provides primarily global distribution services for the travel industry and travel agency services. Cendant's Vehicle Services segment operates and franchises Cendant's vehicle rental businesses and provides commercial fleet management and fuel card services. Cendant's Marketing Services segment provides insurance, membership, loyalty and enhancement products and services to financial institutions and other partners and their customers. With approximately 90,000 employees, New York City-based Cendant provides these services to businesses and consumers in over 100 countries.

         The Acquirer was incorporated on November 18, 2004 for the purpose of effecting an acquisition of ebookers (the "Acquisition"), as more fully described in Item 4. The Acquirer has not engaged, and does not expect to engage, in any business other than in connection with the Acquisition.

         The names, citizenship, business addresses, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Cendant and the Acquirer are as set forth in Schedule A attached hereto and incorporated herein by reference.

         (d) and (e). Except as set forth below, neither Cendant, the Acquirer, nor, to their knowledge, any person listed in Schedule A has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         On June 14, 2000, the Securities and Exchange Commission (the "SEC") instituted and simultaneously settled an administrative proceeding, Administrative Proceeding File No. 3-10225, against Cendant in connection with certain accounting irregularities at the former CUC International, Inc., which merged with HFS Incorporated in December 1997 to form Cendant. The SEC found that, as a result of such accounting irregularities, Cendant violated the periodic reporting, corporate record-keeping and internal controls provisions of the federal securities laws. Without admitting or denying the findings contained in the SEC's administrative order, Cendant consented to the issuance of an SEC order directing Cendant to cease and desist from committing or causing any violation, and any future violation, of the periodic reporting, corporate record-keeping and internal controls provisions of the federal securities laws. No financial penalties were imposed against Cendant.

                                   4 of 12

Item 3.  Source and Amount of Funds or Other Consideration.

         Cendant and the Acquirer estimate that the total amount of funds required to consummate the Acquisition will be approximately (pound)209 million ($404.3 million) plus any related transaction fees and expenses. The Acquirer will acquire all such funds from Cendant, which currently intends to use generally available funds including cash on hand and/or Cendant's existing $3.5 billion revolving credit facility with JPMorgan Chase Bank, N.A., as the administrative agent, and the lenders names therein for this purpose.

Item 4.  Purpose of Transaction.

         On December 2, 2004, ebookers, the Acquirer and Cendant entered into a Merger Agreement (the "Merger Agreement"), which provides, inter alia, for the implementation of the Acquisition by means of a scheme of arrangement (the "Scheme") under section 425 of the Companies Act 1985 of the United Kingdom (or, if applicable, a tender offer to acquire all of the ordinary shares of ebookers) and contains certain assurances and confirmations between the parties, including with respect to the implementation of the Scheme and regarding the conduct of the business of ebookers and its subsidiaries in the period prior to the closing of the Acquisition. ebookers has also undertaken not to solicit any other potential offerors and to inform Cendant of the fact and details of any offer received.

         Under the Scheme, each Share outstanding will be cancelled and new ebookers shares will be issued fully paid to the Acquirer, with ebookers becoming a wholly owned subsidiary of the Acquirer and Cendant. In consideration of the cancellation of their Shares (including Shares represented by ebookers American Depositary Shares ("ADSs")), under the terms of the Acquisition, holders of Shares will be entitled to receive 320 pence per ebookers Share in cash and holders of ADSs will be entitled to receive 640 pence per ebookers ADS in cash.

         To become effective, the Scheme requires, among other things, the approval of a majority in number, representing 75 per cent or more in value, of the ebookers shareholders present and voting in person or by proxy at a meeting of ebookers shareholders ("Court Meeting") convened pursuant to an order of the High Court of Justice in England and Wales (the "Court"), together with the sanction of the Court and the passing of shareholder resolutions necessary to implement the Scheme at an extraordinary general meeting of ebookers' shareholders (the "Extraordinary General Meeting"). Upon such time as the Scheme becomes effective (the "Effective Date"), it will be binding on all ebookers shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the Extraordinary General Meeting. The Acquisition is expected to be effective in the first quarter of 2005. Cendant and the Acquirer have also reserved the right to effect the Acquisition by means of a tender offer (the "Offer") in the event that a competing offeror for ebookers emerges.

         In connection with the Acquisition, Dinesh Dhamija, Chairman and Chief Executive Officer of ebookers, Flightbookers Investments Limited ("Flightbookers"), which is controlled by a trust in which Dinesh Dhamija has an interest, Goldman Sachs Securities Nominees Limited ("Goldman") (as custodian and registered owner of the Shares beneficially owned by Flightbookers) and ebookers directors other than Mr. Dhamija have irrevocably undertaken to vote, or to procure the vote as applicable, in favor of the Scheme at the Court Meeting and in favor of the resolutions required to effect the Acquisition to be proposed at the Extraordinary General Meeting (the "Irrevocables"). The Irrevocables cover a total of 27,036,778 outstanding Shares (including 26,985,700 outstanding Shares beneficially owned by Flightbookers and 51,078 outstanding Shares beneficially owned by Directors other than Mr. Dhamija), together with options held by Mr. Dhamija and the other directors. Mr. Dhamija holds vested options to acquire (i) 87,336 Shares and (ii) a number of Shares equivalent to 5% of the outstanding Shares (as of the day prior to the date of exercise). The Irrevocables will remain binding in the event that a competing offer for ebookers is announced and also oblige Flightbookers, Mr. Dhamija and each of the other ebookers Directors to accept, or procure the acceptance of, any Offer announced by the Acquirer within three months from the date on which the Scheme does not become effective or is withdrawn or any condition to which the Scheme is subject becomes incapable of satisfaction and is not waived in accordance with its terms, provided that the terms of the Offer are no less favorable than the terms of the Scheme. In addition, each director of ebookers has agreed pursuant to the Irrevocable entered into by such director to, among other things, recommend the Scheme to shareholders and otherwise cooperate with Cendant to implement the Scheme or, if applicable, the Offer (including convening all necessary meetings of ebookers shareholders), provided that such actions are consistent with the fiduciary duties of such director.

         Following the implementation of the Scheme, the Shares and ADSs may be eligible for deregistration pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). The Acquirer currently intends to seek to cause ebookers to apply for deregistration of the Shares and ADSs under the Exchange Act as soon after the completion of the Acquisition as the requirements for deregistration are met. The
Acquirer also currently intends to seek to cause ebookers to effect the termination of the American Depositary Receipt program, under which the ADSs are traded on the Nasdaq National Market, and to delist the ADSs from the Nasdaq National Market. Similarly, it is intended that the Acquirer will procure that a request will be made by ebookers to cancel the listing of the Shares on the Official List of the UK listing authority and to the London Stock Exchange to cancel the admission to trading of the Shares on the London Stock Exchange's market for listed

                                   5 of 12
securities so that the Shares will cease to be listed on the Official List on the Effective Date and the last day of dealing in the Shares on the London Stock Exchange will be the last dealing day before the Effective Date.

         The foregoing summary of certain provisions of the Merger Agreement and the Irrevocables is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements. A copy of the Merger Agreement and the Irrevocables are filed as Exhibits 1 through 11 to this Statement and are incorporated herein by reference.

         Except as set forth in this Item 4, neither Cendant nor the Acquirer has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although, subject to the provisions of the Merger Agreement, they reserve the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

         (a) Pursuant to the Irrevocables described in Item 4, Cendant and the Acquirer may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) as of December 2, 2004 of 27,036,778 Shares (which represent approximately 41.4% of the Shares based on the number of Shares outstanding as of December 2, 2004. In addition, options to purchase Shares held by directors of ebookers are also subject to Irrevocables, as more fully described in Item 4. On the basis of the number of Shares outstanding on December 2, 2004, the number of Shares issuable upon the exercise of options that are vested or will vest within 60 days of December 2, 2004 that are subject to Irrevocables is 3,711,421. The 3,711,421 Shares subject to options include (i) 445,500 Shares issuable upon the exercise of options to acquire Shares held by Mr. Dhamija and other directors of ebookers and (ii) 3,265,921 Shares issuable upon the exercise of Mr. Dhamija's options to acquire Shares equivalent to 5% of ebookers' outstanding Shares as of the date prior to the date of exercise (based on the number of Shares outstanding as of December 2, 2004). Cendant and the Acquirer expressly disclaim any beneficial ownership of any of the Shares described in Item 4 until such time as all transactions pursuant to the Scheme are consummated.

         (b) The number of Shares that may be deemed to be beneficially owned by Cendant and the Acquirer (i) with respect to which their sole voting power is none, (ii) with respect to which their shared voting power is 27,036,778,
(iii) with respect to which their sole dispositive power is none and (iv) with respect to which their shared dispositive power is 27,036,778. In addition, as described in Item 4 and Item 5(a) above, Shares issuable upon the exercise of options to purchase Shares held by directors of ebookers are also subject to Irrevocables and, if issued, would be treated in the same manner as outstanding Shares covered by the Irrevocables.

         (c) Except as described in Item 4 above, to the best of the knowledge of each of the Reporting Persons, within the past 60 days, none of the Reporting Persons has engaged in any transactions relating to the Shares.

         (d) Inapplicable.

         (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Other than the Merger Agreement and the exhibits thereto, the Irrevocables and any other relevant agreements, to the knowledge of Cendant or the Acquirer, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or listed on Schedule I and between such persons and any person with respect to any securities of ebookers, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                  6 of 12

Item 7.  Material to be Filed as Exhibits.

Exhibit             Description

  1 Merger Agreement, dated December 2, 2004, by and among Cendant Corporation, Cendant UK Acquisition Corporation and ebookers plc

  2                 Irrevocable Undertaking, dated December 2, 2004, by Dinesh
                    Dhamija

  3 Irrevocable Undertaking, dated December 2, 2004, by Goldman Sachs Securities Nominees Limited A/C SEG (as registered holder of 26,985,700 Shares beneficially owned by Flightbookers Investments Limited)

  4 Irrevocable Undertaking, dated December 1, 2004, by Flightbookers Investments Limited (as beneficial owner of 26,985,700 Shares)

  5 Irrevocable Undertaking, dated December 2, 2004, by David Gill (as registered and beneficial holder of 1,189 Shares)

  6 Irrevocable Undertaking, dated December 2, 2004, by James Capel Nominees Ltd. (as registered holder of 14,250 Shares beneficially owned by John Donaldson)

  7 Irrevocable Undertaking, dated December 2, 2004, by John Donaldson (as registered holder and beneficial owner of 2,910 Shares and beneficial owner of 14,250 Shares)

  8                 Irrevocable Undertaking, dated December 2, 2004, by Tani
                    Dhamija

  9                 Irrevocable Undertaking, dated December 2, 2004, by Sudhir
                    Choudhrie

  10                Irrevocable Undertaking, dated December 2, 2004, by Michael
                    Healy

  11 Irrevocable Undertaking, dated December 2, 2004, by James Joseph Treacy (as beneficial owner of 10,000 ADSs (representing 20,000 Shares))

  12 Joint Filing Agreement, dated December 10, 2004, between Cendant Corporation and Cendant UK Acquisition Corporation



                                    7 of 12

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 10, 2004


                                           CENDANT CORPORATION


                                           By:         /s/ Eric J. Bock
                                               --------------------------------
                                               Name:   Eric J. Bock
                                               Title:  Executive Vice President
                                                       - Law and Corporate
                                                       Secretary


                                           CENDANT UK ACQUISITION CORPORATION


                                           By:         /s/ Eric J. Bock
                                               --------------------------------
                                               Name:   Eric J. Bock
                                               Title:  Executive Vice President
                                                       and Secretary



                                    8 of 12

                                   Schedule A
                                   ----------

 INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF CENDANT AND ACQUIRER

         Following is a list of each executive officer and director of Cendant Corporation and Cendant UK Acquisition Corporation setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below are citizens of the United States (other than Mr. Mulroney, who is a citizen of Canada, and Mr. Nasta, who is a citizen of Belgium) and have not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are or were subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                      Cendant Corporation

Directors
---------
                Name                         Principal Occupation                      Address

         Henry R. Silverman              Chairman and Chief Executive            Cendant Corporation
                                                   Officer                        9 West 57th Street
                                                                                  New York, NY 10019

          James E. Buckman              Vice Chairman, General Counsel           Cendant Corporation
                                                                                  9 West 57th Street
                                                                                  New York, NY 10019

         Stephen P. Holmes            Vice Chairman; Chairman and Chief          Cendant Corporation
                                        Executive Officer, Hospitality              1 Campus Drive
                                              Services Division                  Parsippany, NJ 07054

          Ronald L. Nelson              President and Chief Financial            Cendant Corporation
                                                   Officer                        9 West 57th Street
                                                                                  New York, NY 10019

          Myra J. Biblowit               President, The Breast Cancer         The Breast Cancer Research
                                             Research Foundation                      Foundation
                                                                                  654 Madison Avenue
                                                                                      Suite 1209
                                                                                  New York, NY 10021

         Leonard S. Coleman              Senior Advisor, Major League            Cendant Corporation
                                                   Baseball                       9 West 57th Street
                                                                                  New York, NY 10019

         Martin L. Edelman                Of Counsel, Paul Hastings           Paul, Hastings, Janofsky
                                            Janofsky & Walker LLP                  & Walker LLP
                                                                                 75 East 55th Street
                                                                                  New York, NY 10022


                                                9 of 12


           George Herrera                 Chair of the Congressional             Cendant Corporation
                                          Hispanic Caucus, Corporate              9 West 57th Street
                                         American Task Force Advisory             New York, NY 10019
                                                  Committee

          Cheryl D. Mills                 Senior Vice President and              New York University
                                         Counselor for Operations and         70 Washington Square South
                                          Administration of New York              New York, NY 10012
                                                  University

   The Right Honourable Brian            Senior Partner, Ogilvy Renault              Ogilvy Renault
            Mulroney                                                             1981 McGill College Ave.
                                                                                      Suite 1100
                                                                               Montreal, Quebec H3A 3C1

       Robert E. Nederlander                President, Nederlander          Nederlander Organization, Inc.
                                              Organization, Inc.                    1450 Broadway
                                                                                      20th Floor
                                                                                  New York, NY 10018

         Robert W. Pittman               Member of, and investor in,               Pilot Group, LLC
                                      respectively, Pilot Group Manager           625 Madison Avenue
                                            LLC and Pilot Group LP                New York, NY 10022

       Pauline D. E. Richards          Director of Development, Saltus            108 St. John's Rd.
                                                Grammar School                      Pembroke HM 09
                                                                                Hamilton HMJX, Bermuda

         Sheli Z. Rosenberg             Former Vice Chairwoman, Equity           Cendant Corporation
                                           Group Investments, Inc.                9 West 57th Street
                                                                                  New York, NY 10019

          Robert F. Smith               Former Chairman of the Board,            Cendant Corporation
                                        American Remanufacturers Inc.             9 West 57th Street
                                                                                  New York, NY 10019


                                                10 of 12

Executive Officers Who Are Not Directors
----------------------------------------

                Name                         Principal Occupation                      Address


           Samuel L. Katz              Senior Executive Vice President;          Cendant Corporation
                                         Chairman and Chief Executive             9 West 57th Street
                                         Officer, Travel Distribution             New York, NY 10019
                                            Services Division and
                                       Co-Chairman, Marketing Services
                                                   Division

           Kevin M. Sheehan            Senior Executive Vice President;           Cendant Corporation
                                       Chairman and Chief Executive                9 West 57th Street
                                      Officer, Vehicle Services Division          New York, NY 10019

          Richard A. Smith             Senior Executive Vice President;          Cendant Corporation
                                         Chairman and Chief Executive               1 Campus Drive
                                        Officer, Real Estate Franchise           Parsippany, NJ 07054
                                         and Operations Division and
                                         Chairman and Chief Executive
                                          Officer, Mortgage Services
                                                   Division

       Thomas D. Christopoul           Senior Executive Vice President;          Cendant Corporation
                                       Co-Chairman and Chief Executive              1 Campus Drive
                                         Officer, Marketing Services             Parsippany, NJ 07054
                                                   Division

          Scott E. Forbes              Senior Executive Vice President           Cendant Corporation
                                        and Group Managing Director of              1 Campus Drive
                                       Cendant Europe, Middle East and           Parsippany, NJ 07054
                                                    Africa

         Virginia M. Wilson              Executive Vice President and            Cendant Corporation
                                           Chief Accounting Officer                 1 Campus Drive
                                                                                 Parsippany, NJ 07054

         Linda C. Coughlin               Chief Administrative Officer            Cendant Corporation
                                                                                  9 West 57th Street
                                                                                  New York, NY 10019
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                                               Cendant UK Acquisition Corporation

Directors
---------

                Name                         Principal Occupation                      Address

         Henry R. Silverman              Chairman and Chief Executive             Cendant Corporation
                                            Officer of Cendant                    9 West 57th Street
                                                                                  New York, NY 10019

          James E. Buckman              Vice Chairman, General Counsel            Cendant Corporation
                                           and Director of Cendant                9 West 57th Street
                                                                                  New York, NY 10019

          Ronald L. Nelson               President, Chief Financial               Cendant Corporation
                                       Officer and Director of Cendant            9 West 57th Street
                                                                                  New York, NY 10019


Executive Officers Who Are Not Directors
----------------------------------------

               Name                         Principal Occupation                      Address

         Samuel L. Katz                   President and Treasurer of              Cendant Corporation
                                          Acquirer; Senior Executive Vice         9 West 57th Street
                                        President; Chairman and Chief             New York, NY 10019
                                          Executive Officer, Travel
                                        Distribution Services Division
                                          and Co-Chairman, Marketing
                                         Services Division of Cendant

         Ronen Stauber                    Executive Vice President of             Cendant Corporation
                                          Acquirer; Executive Vice                9 West 57th Street
                                        President and Chief Strategic             New York, NY 10019
                                         Officer, Travel Distribution
                                         Services Division of Cendant

            Eric J. Bock                 Executive Vice President and            Cendant Corporation
                                       Secretary of Acquirer; Executive           9 West 57th Street
                                      Vice President, Law and Corporate           New York, NY 10019
                                             Secretary of Cendant

            Marius Nasta                   Senior Vice President of               Cendant Europe Ltd
                                       Acquirer; Senior Vice President,             Landmark House
                                        Legal and General Counsel Cendant        Hammersmith Bridge Road
                                                     EMEA                        London, W6 9EJ, England
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